March 26, 2009

Via EDGAR (Correspondence)

Mr. Rufus Decker
Accounting Branch Chief
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, N.E. Mail Stop 7010
Washington, DC 20549-7010

Re:	Eaton Vance Corp. (together with its affiliates, the “Company”)
Form 10-K for the fiscal year ended October 31, 2008
Form 10-Q for the period ended January 31, 2009
File No. 1-8100

Dear Mr. Decker:

Thank you for your consideration of our original responses to you dated March 5, 2009. This letter sets forth our responses to your letter of March 12, 2009 regarding the above-referenced periodic reports. Our responses are set forth below following your comments.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Assets Under Management, page 22

2. We note your response to prior comment 4. In a similar manner to your response, please disclose that an investor has the ability to redeem shares at any time, without any significant prior notice and that there are no lockup periods or gates in redemptions in the products you manage. It is unclear why you would not be able to quantify and disclose information regarding any known significant changes in assets under management occurring subsequent to your latest balance sheet date but prior to the date of your filing, which at a minimum could include actual redemptions during this period. Your disclosures should also discuss any known trends in redemptions or notice of expected redemptions within MD&A.

Response:

In preparing future filings, beginning with the Form 10-Q filed for the fiscal quarter ended April 30, 2009, the Company will enhance its discussion of assets under management as follows:

“Investors in our sponsored open-end funds and separate accounts have the ability to redeem their shares at any time, without prior notice, and there are no material restrictions that would prevent shareholders from redeeming these shares.”

United States Securities and Exchange Commission
March 26, 2009

The Company has a robust month-end reconciliation process to ensure that all information regarding sales, redemptions and assets under management released to the public is accurate. As a matter of course, we do not provide sales or redemption information until such time as this monthly reconciliation is complete. That said, to the extent that a material business event occurs, additional information will be provided to ensure that investors have access to timely information.

In addition to the information provided in our periodic filings, we also provide information regarding our assets under management to shareholders on each calendar quarter end through press releases that are filed with the Commission on Form 8-K. We believe that these additional disclosures, in conjunction with the disclosures provided in our normal periodic filings, ensure that shareholders have access to timely information that is fully reconciled.

Critical Accounting Policies and Estimates, page 41

3. We note your response to prior comment 7. In a similar manner to your response, please disclose herein or elsewhere in your filing that your assets under management consist mainly of securities that are actively traded. Please consider disclosing the percentage of assets under management for which you estimate fair value.

Response:

In preparing future filings, beginning with the Form 10-Q filed for the fiscal quarter ended April 30, 2009, the Company will enhance its discussion of assets under management as follows:

“Assets under management consist mainly of securities that are actively traded. The percentage of assets under management for which the Company estimates fair value is not material to the value of assets under management in total.”

Goodwill and Intangible Assets, page 42

4. We note your response to prior comment 8. Please also consider disclosing the following:

  How you determine how much to weight each method in your weighted average fair value calculation, including whether they are consistently weighted period over period.
  A qualitative and quantitative description of the material assumptions used and a sensitivity analysis of those assumptions based upon reasonably likely changes; and
  How the assumptions and methodologies used in the current year have significantly changed since the prior year highlighting the impact of any changes.

Response:

The Company tests goodwill for impairment in the fourth quarter of each fiscal year. In preparing future filings, beginning with the Form 10-K filed for the fiscal year ended October 31, 2009, the Company will enhance its discussion of goodwill to address the specific weighting given to each method used in estimating the fair value of our identified reporting unit as well as the consistency of the Company’s weighting period over period. We will also

United States Securities and Exchange Commission
March 26, 2009

address the consistency of both our assumptions and methodologies in our calculation of fair value period over period.

In future filings, we will include a description of the sensitivity analysis performed to provide some perspective regarding the potential for goodwill impairment for hypothetical changes in the fair value of the reporting unit. An example of this disclosure, based on our goodwill analysis as of October 31, 2008, is as follows:

“In order to evaluate the sensitivity of the fair value calculations on the goodwill impairment test, the Company applied a hypothetical 10 percent and 20 percent decrease to the fair value of the reporting unit. Based on such hypothetical scenarios, the results of the Company’s impairment test would not change as the reporting unit still had an excess of fair value over the carrying value under both hypothetical scenarios.”

Financial Statements

Notes to the Financial Statements

Note 1. Summary of Significant Accounting Policies

General

5. We note your response to prior comment 10. In a similar manner to your discussion of the spread-load commission pricing structure, please disclose how you account for each of the following pricing structures: front-end commission, level-load commission, and institutional no-load. Please disclose how and when you record revenue related to each of these structures.

Response:

In preparing future filings, beginning with the Form 10-K filed for the fiscal year ended October 31, 2009, the Company will provide the following revenue recognition disclosure in full:

“Revenue Recognition

Investment advisory, administration, distribution and service fees for the funds and investment advisory fees for separate accounts managed by the Company are recognized as revenue as the services are performed. Such fees are primarily based on predetermined percentages of the market values of the assets under management. With the exception of the Company’s separate account investment advisory fees, which are generally calculated as a percentage of either beginning, average or ending quarterly assets, the Company’s investment advisory, administration, distribution and service fees are calculated principally as a percentage of average daily assets. The Company may waive certain fees for investment and administration services at its discretion.

Sales of shares of mutual funds in connection with the Company’s activities as principal underwriter are accounted for on a settlement date basis, which approximates trade date basis, with the related underwriter commission recorded on a trade date basis.

United States Securities and Exchange Commission
March 26, 2009

The Company has contractual arrangements with third parties to provide certain fund-related services, including subadvisory and distribution-related services. Pursuant to the guidance provided in EITF 99-19, “Reporting Revenue Gross as Principal versus Net as an Agent,” management’s determination of whether revenue should be reported gross based on the amount paid by the funds or net of payments to third party service providers is based on management’s assessment of whether the Company is acting as the principal service provider or is acting as an agent. The primary factors considered in assessing the nature of the Company’s role include: 1) if the Company is responsible for the fulfillment of the obligation, including the acceptability of the services provided, 2) if the Company has reasonable latitude to establish the price of the service provided; 3) if the Company has the discretion to select the service provider; and 4) if the Company assumes credit risk in the transaction.

Pursuant to management’s assessment of the criteria provided in the EITF consensus, investment advisory and administration fees are recorded gross of any subadvisory arrangements, with the corresponding fees paid to any subadvisor based on the terms of those arrangements included in other expenses. In instances where the Company acts as subadvisor or co-manager, investment advisory fees are recorded net. Distribution and service fees are recorded gross of any third-party distribution and service arrangements; the expenses associated with these third-party distribution and service arrangements are recorded in distribution and service fee expense, respectively.

Eaton Vance Distributors, Inc. (“EVD”) currently sells Eaton Vance mutual funds under four primary pricing structures: front-end load commission (“Class A”); spread-load commission (“Class B”); level-load commission (“Class C”); and institutional no-load (“Class I”).

For Class A shares, the shareholder may be required to pay a sales charge to the selling broker-dealer of up to five percent and an underwriter commission to EVD of up to 75 basis points of the dollar value of the shares sold. Under certain conditions, the Company may waive the front-end sales load on Class A shares and the shares are sold at net asset value. EVD generally receives (and then pays to authorized firms after one year) distribution and service fees of up to 30 basis points of average net assets annually, and in the case of certain funds, also may receive and pay to authorized firms a distribution fee not to exceed 50 basis points annually of average daily net assets. EVD does not receive underwriter commissions on such sales.

Class B shares are offered at net asset value, with EVD paying a commission to the dealer at the time of sale from its own funds, which may be borrowed. Such payments are capitalized and amortized over the period during which the shareholder is subject to a contingent deferred sales charge, which does not exceed six years. EVD recovers the dealer commissions paid on behalf of the shareholder through distribution plan payments limited to an annual rate of 75 basis points of the average net assets of the fund or class of shares in accordance with a distribution plan adopted by the fund pursuant to Rule 12b-1 under the 1940 Act. The SEC has taken the position that Rule 12b-1 would not permit a fund to continue making compensation payments to EVD after termination of the plan and that any continuance of such payments may subject the fund to legal action. Distribution plans are terminable at any time without notice or penalty. In addition, EVD receives (and then pays to authorized firms after one year) a service fee not to exceed 25 basis points annually of average net assets. Class B shares automatically convert to Class A shares after eight years of ownership.

United States Securities and Exchange Commission
March 26, 2009

For Class C shares, the shareholder pays no front-end commissions and no contingent deferred sales charges on redemptions after the first year. EVD pays a commission and the first year’s service fees to the dealer at the time of sale, which is capitalized and amortized over the first year. EVD receives distribution fees and service fees similar to those for Class B shares at an annual rate of up to 75 basis points and 25 basis points, respectively, of average net assets of the Class. EVD pays the distribution and service fee to the dealer after one year. As noted above, distribution plans are terminable at any time without notice or penalty.

Class I shares are offered to certain types of investors at net asset value and are not subject to any sales charges, underwriter commissions, distribution fees or service fees. For Class I shares, a minimum investment of $250,000 or higher is normally required.”

Note 4. Investments, page 64

6. We note your response to prior comment 12. You state that the second step of the impairment test will be performed to measure the amount of the impairment loss if the carrying amount of the investment exceeds its calculated fair value. Please clarify each of the two steps that you perform and how they comply with the guidance of APB Opinion No. 18.

Response:

In preparing future filings, beginning with the Form 10-K filed for the fiscal year ended October 31, 2009, the Company will enhance its accounting policy disclosures regarding our investments in affiliates as follows:

“Investments in affiliates are accounted for under the equity method of accounting and tested annually for impairment in the fourth quarter of each fiscal year or as facts and circumstances indicate that an impairment has occurred by comparing the fair value of the investment to its carrying amount. The Company establishes fair value for the purpose of impairment testing using either quoted market prices, if available, or a market approach.

The market approach employs market multiples for comparable transactions in the financial services industry obtained from industry sources, taking into consideration the nature, scope and size of the acquired entity. Estimates of fair value are established using multiples of assets of under management, revenue and earnings before interest and taxes (“EBIT”) adjusted for size and performance level relative to peer companies. A weighted average calculation is then performed, giving greater weight to fair value calculated based on multiples of revenue and EBIT and lesser weight to fair value calculated as a multiple of assets under management. The Company believes that fair values calculated based on multiples of revenue and EBIT are better indicators of fair value given that these fair values provide information as to both scale and profitability.

Once determined, fair value is compared to carrying value to determine if an impairment has occurred. If the Company determines that an impairment has occurred, the Company evaluates the impairment to determine if the impairment is other-than-temporary, taking into consideration such factors as the Company’s ability to recover the carrying amount of the investment and the ability of the investee to sustain an earnings capacity that would justify the

United States Securities and Exchange Commission
March 26, 2009

carrying amount of the investment. If the Company’s determines that the impairment is likely to be other-than-temporary, a loss is recorded.”

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission. The Company also acknowledges that the Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to call me at (617) 672-8250, or Frederick Marius, Vice President and Chief Legal Officer, at (617) 672-8566 should you have any questions regarding the matters addressed in this letter or require any additional information.

Sincerely,

/s/ Robert J. Whelan
Robert J. Whelan
Vice President, Treasurer and Chief
Financial Officer